Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended December 31, 2016 and Increases Cash Distribution

Monaco, January 27, 2017, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended December 31, 2016.

Quarterly Highlights

•	Post-quarter end, we expect to successfully complete an equity offering and issuance of general partner units on January 27, 2017, raising total net proceeds of $77.06 million.
•	Successfully completed the acquisition of the GasLog Seattle from GasLog Ltd. (“GasLog”) for $189.0 million, including $1.0 million for positive net working capital, with attached multi-year charter to a subsidiary of Royal Dutch Shell plc (“Shell”).
•	Increased cash distribution of $0.49 per unit for the fourth quarter of 2016, 3% higher than each of the third quarter of 2016 and the fourth quarter of 2015.
•	Quarterly Revenue, Profit, Adjusted Profit(1) and EBITDA(1) of $57.91 million, $25.47 million, $21.30 million and $43.15 million, respectively.
•	Highest-ever quarterly Partnership Performance(2) Results for Revenue, Profit, Adjusted Profit(1), EBITDA(1) and Distributable cash flow(1).
•	Distributable cash flow(1) of $23.54 million, 10% higher than the third quarter of 2016 and 4% higher than the fourth quarter of 2015.
•	Distribution coverage ratio(3) of 1.20x, or 1.34x prior to the completed equity offering post-quarter end.

(1)	EBITDA, Adjusted Profit and distributable cash flow are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For definition and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.
(2)	Partnership Performance represents the results attributable to GasLog Partners which are non-GAAP financial measures. For definition and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.
(3)	Distribution coverage ratio represents the ratio of distributable cash flow to the cash distribution declared.

CEO Statement

Mr. Andrew Orekar, Chief Executive Officer, commented: “Following the successful acquisition of the GasLog Seattle, GasLog Partners delivered our highest-ever quarterly and annual Partnership Performance Results for Revenues, Profit, EBITDA and Distributable cash flow, among other metrics. As a result of this performance, we are increasing our quarterly cash distribution to $0.49 per unit, which represents 11% compound annual growth since our initial public offering. We continue to meet our growth guidance while maintaining conservative distribution coverage.

In the fourth quarter, our general partner sponsor, GasLog, announced several commercial developments that could further enhance the Partnership’s value proposition, including an agreement with a subsidiary of Centrica plc to charter an LNG carrier for seven years and the acquisition of a 20% shareholding in Gastrade S.A., an entity licensed to develop an offshore natural gas system in northern Greece.

Lastly, on January 27, 2017, we expect to successfully complete a follow-on common equity offering, generating $77.06 million of net proceeds and demonstrating GasLog Partners’ continued access to equity capital. We expect 2017 to be another year of growth for GasLog Partners, as our substantial liquidity and dropdown pipeline provide significant visibility for future distribution increases.”

Expected Completion of Equity Offering

On January 27, 2017, we expect that GasLog Partners will complete an equity offering of 3,750,000 common units and will issue 76,531 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest at a public offering price of $20.50 per unit. The total net proceeds after deducting underwriting discounts and other offering expenses will be $77.06 million.

Acquisition of the GasLog Seattle

On November 1, 2016, GasLog Partners acquired 100% of the shares in the entity that owns and charters the GasLog Seattle from GasLog. The GasLog Seattle is a 155,000 cubic meter tri-fuel diesel electric LNG carrier built in 2013 and operated by GasLog since delivery. The vessel is currently on a multi-year time charter with Shell through December 2020 and Shell has two consecutive 5-year extension options, which if exercised, would extend the charter for a period of either 5 or 10 years.

The aggregate purchase price for the acquisition was $189.0 million, which included $1.0 million for positive net working capital balances transferred with the vessel. GasLog Partners financed the acquisition with cash on hand and the assumption of the GasLog Seattle’s outstanding indebtedness of $122.29 million.

Interest Rate Hedging Agreements

In November 2016, the Partnership entered into three interest rate swap agreements with GasLog at a notional aggregate value of $390.0 million,

maturing between 2020 and 2022. As a result of the aforementioned agreements, the Partnership has hedged 47.27% of its floating interest rate exposure on its outstanding debt as of December 31, 2016, at a weighted average interest rate of approximately 1.63% (excluding margin).

Chief Financial Officer Transition

In January 2017, Simon Crowe, GasLog Partners and GasLog’s Chief Financial Officer (“CFO”) informed the board of directors of his intention to step down from the position of CFO in June 2017. As GasLog’s CFO for four years and GasLog Partners’ CFO since its inception, Mr. Crowe has been instrumental in supporting the company’s growth, with a focus on the balance sheet and capital structure. His numerous successful financing activities have put GasLog Partners and GasLog in a strong financial position. A search for Mr. Crowe’s successor is well underway and GasLog Partners and GasLog expect a smooth transition period.

Cash Distribution

On January 26, 2017, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.49 per unit for the quarter ended December 31, 2016. The cash distribution is payable on February 10, 2017, to all unitholders of record as of February 6, 2017.

Financial Summary

	IFRS Common Control Reported Results(1)
	For the three months ended			For the year ended

(All amounts expressed in thousands of U.S. dollars)	December 31, 2015	December 31, 2016	% change	December 31, 2015	December 31, 2016	% change
Revenues	58,164	57,911	0%	224,190	228,737	2%
Profit	23,193	25,467	10%	77,649	77,341	0%
Adjusted Profit(2)	21,819	21,296	-2%	78,349	80,665	3%
EBITDA(2)	42,898	43,145	1%	161,947	165,890	2%

(1)	“IFRS Common Control Reported Results” represent the results of GasLog Partners in accordance with IFRS. Such results include amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog, as the transfer of such vessels was accounted for as a reorganization of entities under common control for IFRS accounting purposes. The unaudited condensed consolidated financial statements of the Partnership accompanying this press release are prepared under IFRS on this basis.
(2)	EBITDA and Adjusted Profit are non-GAAP financial measures. For definition and reconciliation of these measures to the most directly comparable financial measure presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

The increase in profit in the fourth quarter of 2016 as compared to the fourth quarter of 2015, is mainly attributable to the $4.17 million unrealized gain on interest rate swaps signed in November 2016, which is partially offset by an increase in interest expense on loans and interest rate swaps.

The year-on-year IFRS Common Control Reported Results for the fourth quarter do not present material fluctuations.

	Partnership Performance Results(1)
	For the three months ended			For the year ended

(All amounts expressed in thousands of U.S. dollars)	December 31, 2015	December 31, 2016	% change	December 31, 2015	December 31, 2016	% change
Revenues	51,953	55,978	8%	168,927	206,424	22%
Profit	20,299	24,826	22%	65,040	77,270	19%
Adjusted Profit(2)	20,299	20,654	2%	65,040	73,098	12%
EBITDA(2)	38,339	41,632	9%	122,786	148,885	21%
Distributable cash flow(2)	22,541	23,541	4%	72,254	83,658	16%
Cash distributions declared	15,712	19,549	24%	56,187	69,415	24%

(1)	“Partnership Performance Results” represent the results attributable to GasLog Partners. Such results are non-GAAP measures and exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog, as the Partnership is not entitled to the cash or results generated in the periods prior to such transfers. Such results are included in the GasLog Partners’ results in accordance with IFRS because the transfer of the vessel owning entities by GasLog to the Partnership represents a reorganization of entities under common control and the Partnership reflects such transfers retroactively under IFRS. GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership necessary to understand the underlying basis for the calculations of the quarterly distribution and earnings per unit, which similarly exclude the results of vessels prior to their transfer to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results. For definitions and reconciliations of these measurements to the most directly comparable financial measures presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.
(2)	EBITDA, Adjusted Profit and distributable cash flow are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with IFRS. For definition and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

The increase in profit in the fourth quarter of 2016 as compared to the fourth quarter of 2015 is mainly attributable to the profit from operations of the GasLog Seattle, acquired by the Partnership on November 1, 2016 and the $4.17 million unrealized gain on interest rate swaps signed in November 2016, partially offset by an increase in interest expense on loans and interest rate swaps.

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The year-on-year increases in the Partnership Performance Results in the fourth quarter are attributable to the additional vessel operating days in our fleet resulting from the acquisitions of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally on July 1, 2015 and of the GasLog Seattle on November 1, 2016 from GasLog and the $4.17 million unrealized gain on interest rate swaps signed in November 2016, partially offset by an increase in interest expense on loans and interest rate swaps and an increase in off-hire days due to two scheduled drydockings completed in 2016.

Liquidity and Financing

As of December 31, 2016, we had $50.46 million of cash and cash equivalents, all of which is held in current accounts.

As of December 31, 2016, we had an aggregate of $813.75 million of indebtedness outstanding under our credit facilities, of which $45.12 million is repayable within one year. In addition, we had unused availability under our revolving credit facilities of $42.87 million.

As of December 31, 2016, our current assets totaled $62.37 million while current liabilities totaled $77.96 million, resulting in a negative working capital position of $15.59 million. Current liabilities include $17.42 million of time charter hires received in advance that are classified as liabilities until such time as the criteria for recognizing the revenue as earned are met.

Owned Fleet

The following table presents information about our fleet as of January 27, 2017:

	Vessel Name	Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration	Optional Period
1	GasLog Shanghai	2013	155,000	Shell	TFDE	May 2018	— (1)
2	GasLog Santiago	2013	155,000	Shell	TFDE	July 2018	— (1)
3	GasLog Sydney	2013	155,000	Shell	TFDE	September 2018(5)	2021–2026 (1)
4	GasLog Seattle	2013	155,000	Shell	TFDE	December 2020	2025–2030 (2)
5	Methane Rita Andrea	2006	145,000	Shell	Steam	April 2020	2023–2025 (3)
6	Methane Jane Elizabeth	2006	145,000	Shell	Steam	October 2019	2022–2024 (3)
7	Methane Alison Victoria	2007	145,000	Shell	Steam	December 2019	2022–2024 (4)
8	Methane Shirley Elisabeth	2007	145,000	Shell	Steam	June 2020	2023–2025 (4)
9	Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	2023–2025 (4)

(1)	Charterers have the option to extend the charters for two consecutive periods of three or four years each plus or minus up to 30 days. Each charter extension and the length thereof is to be nominated by charterers at least 18 months before the end of each current charter period and shall follow in direct continuation of the then preceding period. No such nominations have been made in respect of the GasLog Shanghai, which is now due to come off charter in May 2018 plus or minus 30 days and the GasLog Santiago, which is now due to come off charter in July 2018 plus or minus 30 days. The plus or minus 30-day-option for each vessel must be declared no later than 90 days before the notional expiration of the final term.
(2)	Charterer may extend the term of the time charter for a period ranging from five to ten years, and the charter requires that the charterer provides us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(3)	Charterer may extend either or both of these charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(4)	Charterer may extend the term of two of the three related charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.
(5)	Pursuant to the agreement signed with Methane Services Limited (“MSL”) on April 21, 2015 with respect to the GasLog Sydney, whose charter was shortened by eight months under such agreement, if MSL does not exercise the charter extension options for the GasLog Sydney, and GasLog Partners does not enter into a third-party charter for the GasLog Sydney, GasLog and GasLog Partners intend to enter into a bareboat or time charter arrangement that is designed to guarantee the total cash distribution from the vessel for any period of charter shortening.

LNG Market Update and Outlook

With a significant forecast increase in LNG supply and a growing number of new demand centers, GasLog’s demand outlook for LNG carriers with long-term charters remains positive. We continue to see tenders for multi-year charters for vessels, which we expect will be used to transport volumes from new liquefaction facilities coming online over the coming years. We believe that these new LNG volumes will create demand for additional ships over and above those available in the market today.

In the fourth quarter, there were several announcements which highlighted continued growth of LNG supply and shipping demand. BP committed to purchase 100% of the LNG produced by ENI’s Coral South Floating LNG (“FLNG”) facility. The facility is expected to be installed offshore Mozambique and to have a capacity of approximately 3.3 million tonnes per annum (“mtpa”). This commitment allowed ENI to authorize development of the project. BP also announced an investment of approximately $1 billion to develop gas reserves offshore Mauritania and Senegal and to create a new LNG hub in Africa. PETRONAS’ 1.2 mtpa Malaysian FLNG facility was one of eight LNG liquefaction projects that successfully came online in 2016 (others include Sabine Pass, Australia Pacific, Gladstone and Gorgon). Total announced a $207 million investment in Tellurian’s Driftwood LNG project. Finally, the rising LNG supply in the quarter was slightly offset by a supply outage at Chevron’s Gorgon facility where Train 1 was shut down for maintenance.

During the quarter, there were also several announcements for new floating storage and re-gasification units (“FSRUs”). These projects continue the trend of new and existing importing nations selecting FSRUs, which are typically quicker to market and more flexible than land-based terminals. In December, GasLog announced a sales and purchase agreement to acquire a twenty percent shareholding in Gastrade. Gastrade is licensed to develop an independent offshore natural gas system in Northern Greece utilizing an FSRU along with other fixed infrastructure.

Global Energy Infrastructure Limited signed a 20-year FSRU charter for its LNG import project in Port Qasim, Pakistan. This will be the third FSRU in Port Qasim, demonstrating the growing demand in the region. The CI-GNL (Ivory Coast LNG) consortium led by Total was awarded the rights to build and operate a 3 mtpa FSRU in the Ivory Coast. The Brazilian gas-to-power Porto de Sergipe Project took final investment decision (“FID”). In connection with the FID, the project’s sponsor entered into a 25-year FSRU charter agreement. Also in the quarter, Turkey chartered its first FSRU, the GDF Suez Neptune, from the French utility company Engie. There were seven new FSRU awards during the year, a significant increase on previous years, demonstrating the growing demand for offshore re-gasification infrastructure. This compares to around 20 existing FSRU projects in operation around the world today.

In the shorter-term shipping market in the fourth quarter, brokers reported that spot rates in the Atlantic Basin increased to approximately $45,000 per day, with one end of year fixture reported above $50,000. The catalyst was greater ton-mile demand with many cargoes going from the US to Asia through the Panama Canal. Spot charter terms have also improved with round trip economics now seen on some short term voyages. In the Pacific Basin, reported rates were lower at around $38,000 per day than the Atlantic, largely due to the greater availability of vessels during the period.

During the quarter, U.S. natural gas prices increased 30% to $4 per million British thermal units (“mmbtu”). However, Northeast Asian LNG prices rose by 60% to approximately $10 per mmbtu due to a cold start to winter in key demand centers such as Japan, China and Korea. Destination flexibility allowed offtakers to send more LNG cargos to Asia which increased ton-mile demand. For 2016 in total, there were approximately 275 short term fixtures, an increase of more than 50% over 2015. Whilst it is too early to predict a sustained recovery, we believe that fundamentals continue to point to a recovery through 2017 and beyond.

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Conference Call

GasLog Partners will host a conference call to discuss its results for the fourth quarter of 2016 at 8:30 a.m. EST (13:30 p.m. GMT) on Friday, January 27, 2017. Andrew Orekar, Chief Executive Officer, and Simon Crowe, Chief Financial Officer, will review the Partnership’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 537 5839 (USA)

+44 (0) 20 3107 0289 (United Kingdom)

+33 (0) 1 70 80 71 53 (France)

Passcode: 46468542

A live webcast of the conference call will also be available on the investor relations page of the Partnership’s website at:

http://www.gaslogmlp.com/investor-relations

For those unable to participate in the conference call, a replay will also be available from 2:00 p.m. EST (7:00 p.m. GMT) on Friday, January 27, 2017 until 11:59 p.m. EST (4:59 a.m. GMT) on Friday, February 3, 2017.

The replay dial-in numbers are as follows:

+1 855 859 2056 (USA)

+44 (0) 20 3107 0235 (United Kingdom)

+33 (0)1 70 80 71 79 (France)

Replay passcode: 46468542

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of nine LNG carriers with an average carrying capacity of approximately 149,500 cbm, each of which has a multi-year time charter. GasLog Partners’ principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit the GasLog Partners website at http://www.gaslogmlp.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•	general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;
•	our ability to leverage GasLog’s relationships and reputation in the shipping industry;
•	our ability to enter into time charters with new and existing customers;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters and other contracts;
•	our future operating performance, financial condition, liquidity and cash available for dividends and distributions;
•	our ability to purchase vessels from GasLog in the future;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility with GasLog entered into upon consummation of our initial public offering and our ability to meet our restrictive covenants and other obligations under our credit facilities;
•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;
•	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, drydocking requirements and insurance costs;
•	fluctuations in currencies and interest rates;
•	our ability to maintain long-term relationships with major energy companies;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments, including the risk that our vessels may no longer have the latest technology at such time;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;
•	risks inherent in ship operation, including the discharge of pollutants;
•	GasLog’s ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation;
•	our business strategy and other plans and objectives for future operations;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and
•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 12, 2016, available at http://www.sec.gov.

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We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Contacts:

Simon Crowe

Chief Financial Officer

Phone: +44-203-388-3108

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogltd.com

Samaan Aziz

Investor Relations Manager

Phone: +1-212-223-0643

Email: ir@gaslogltd.com

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EXHIBIT I – Unaudited Interim Financial Information: IFRS Common Control Reported Results

Unaudited condensed consolidated statements of financial position

As of December 31, 2015 and December 31, 2016

(All amounts expressed in U.S. Dollars)

	December 31, 2015	December 31, 2016
Assets
Non-current assets
Other non-current assets	2,115,561	927,918
Derivative financial instruments	—	6,008,285
Vessels	1,464,762,608	1,419,833,246
Total non-current assets	1,466,878,169	1,426,769,449
Current assets
Trade and other receivables	5,619,945	3,158,171
Inventories	1,829,907	2,062,345
Due from related parties	779,509	4,353,376
Prepayments and other current assets	430,697	837,984
Short-term investments	—	1,500,000
Cash and cash equivalents	62,676,654	50,457,609
Total current assets	71,336,712	62,369,485
Total assets	1,538,214,881	1,489,138,934
Owners’/partners’ equity and liabilities
Owners’/partners’ equity
Owners’ capital	34,314,671	—
Common unitholders (21,822,358 units issued and outstanding as of December 31, 2015 and 24,572,358 units issued and outstanding as of December 31, 2016)	507,432,951	565,407,792
Subordinated unitholders (9,822,358 units issued and outstanding as of December 31, 2015 and December 31, 2016)	59,785,646	60,988,210
General partner (645,811 units issued and outstanding as of December 31, 2015 and 701,933 units issued and outstanding as of December 31, 2016)	8,841,527	10,095,420
Incentive distribution rights	2,116,965	5,878,231
Total owners’/partners’ equity	612,491,760	642,369,653
Current liabilities
Trade accounts payable	2,743,290	1,420,961
Due to related parties	28,100,367	255,016
Derivative financial instruments	1,623,197	1,836,485
Other payables and accruals	25,589,616	29,322,394
Borrowings – current portion	333,147,449	45,122,489
Total current liabilities	391,203,919	77,957,345
Non-current liabilities
Derivative financial instruments	782,251	—
Borrowings – non-current portion	533,554,751	768,629,652
Other non-current liabilities	182,200	182,284
Total non-current liabilities	534,519,202	768,811,936
Total owners’/partners’ equity and liabilities	1,538,214,881	1,489,138,934
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Unaudited condensed consolidated statements of profit or loss

For the three-month periods and the years ended December 31, 2015 and December 31, 2016

(All amounts expressed in U.S. Dollars)

	For the three months ended		For the years ended
	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016
Revenues	58,163,726	57,910,565	224,189,866	228,737,125
Vessel operating costs	(11,741,875)	(11,186,487)	(47,739,892)	(48,010,061)
Voyage expenses and commissions	(719,888)	(735,126)	(2,978,660)	(3,124,660)
Depreciation	(12,602,312)	(12,548,247)	(49,971,192)	(50,013,759)
General and administrative expenses	(2,803,258)	(2,842,790)	(11,523,373)	(11,710,698)
Profit from operations	30,296,393	30,597,915	111,976,749	115,877,947
Financial costs	(7,897,224)	(8,806,262)	(31,211,539)	(36,202,440)
Financial income	1,722	53,280	28,535	180,455
Gain/(loss) on interest rate swaps	792,323	3,622,992	(3,144,422)	(2,513,286)
Total other expenses, net	(7,103,179)	(5,129,990)	(34,327,426)	(38,535,271)
Profit for the period	23,193,214	25,467,925	77,649,323	77,342,676
Less:
Profit attributable to GasLog’s operations	(2,894,083)	(641,477)	(12,608,940)	(72,869)
Profit attributable to Partnership’s operations	20,299,131	24,826,448	65,040,383	77,269,807
Partnership’s profit attributable to:
Common units	12,803,742	15,205,882	43,197,759	49,886,357
Subordinated units	5,763,032	6,078,278	18,135,024	21,048,063
General partner units	405,983	496,529	1,300,808	1,545,397
Incentive distribution rights	1,326,374	3,045,759	2,406,792	4,789,990

Earnings per unit for the period, basic and diluted:
Common unit (basic)	0.59	0.62	2.38	2.18
Common unit (diluted)	0.59	0.62	2.38	2.17
Subordinated unit	0.59	0.62	1.85	2.14
General partner unit	0.63	0.71	2.28	2.31
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Unaudited condensed consolidated statements of cash flows

For the years ended December 31, 2015 and December 31, 2016

(All amounts expressed in U.S. Dollars)

	For the years ended
	December 31, 2015	December 31, 2016
Cash flows from operating activities:
Profit for the year	77,649,323	77,342,676
Adjustments for:
Depreciation	49,971,192	50,013,759
Financial costs	31,211,539	36,202,440
Financial income	(28,535)	(180,455)
Unrealized loss/(gain) on interest rate swaps held for trading	106,661	(1,639,824)
Recycled loss of cash flow hedges reclassified to profit or loss	593,225	2,527,203
Share-based compensation	205,196	479,856
	159,708,601	164,745,655
Movements in working capital	(7,176,736)	5,662,857
Cash provided by operations	152,531,865	170,408,512
Interest paid	(26,599,084)	(26,348,495)
Net cash provided by operating activities	125,932,781	144,060,017
Cash flows from investing activities:
Payments for vessels’ additions	(7,316,923)	(5,297,174)
Financial income received	37,777	180,417
Purchase of short-term investments	(4,000,000)	(1,500,000)
Maturity of short-term investments	25,700,000	—
Net cash provided by/(used in) investing activities	14,420,854	(6,616,757)
Cash flows from financing activities:
Borrowings drawdowns	—	439,032,257
Borrowings repayments	(65,500,000)	(488,328,511)
Payment of loan issuance costs	(922,080)	(7,281,403)
Payments for interest rate swaps termination	—	(4,937,424)
Proceeds from public offerings and issuance of general partner units, net of underwriting discounts and commissions	176,533,158	53,825,629
Cash distribution to GasLog in exchange for contribution of net assets	(172,626,653)	(68,141,512)
Payment of offering costs	(1,104,297)	(453,921)
Distributions paid	(51,192,400)	(65,577,420)
Dividend due to GasLog before vessels’ drop-down	(8,810,000)	(7,800,000)
Decrease in amounts due to shareholders	(4,683,558)	—
Net cash used in financing activities	(128,305,830)	(149,662,305)
Increase/(decrease) in cash and cash equivalents	12,047,805	(12,219,045)
Cash and cash equivalents, beginning of the year	50,628,849	62,676,654
Cash and cash equivalents, end of the year	62,676,654	50,457,609
8

EXHIBIT II

Non-GAAP Financial Measures:

Reconciliation of Partnership Performance Results to IFRS Common Control Reported Results in our Financial Statements:

Our Partnership Performance Results for the three months and the year ended December 31, 2016 presented below are non-GAAP measures and exclude amounts related to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. (the owners of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively) for the period prior to their transfer to the Partnership on July 1, 2015 and amounts related to GAS-seven Ltd. (the owner of the GasLog Seattle) for the period prior to its transfer to the Partnership on November 1, 2016. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfers to the Partnership were accounted for as a reorganization of entities under common control under IFRS, (i) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. were not owned by the Partnership prior to their transfer to the Partnership in July 2015 and (ii) GAS-seven Ltd. was not owned by the Partnership prior to its transfer to the Partnership in November 2016, and accordingly the Partnership is not entitled to the cash or results generated in the period prior to such transfers.

Our IFRS Common Control Reported Results presented below include the accounts of the Partnership and its subsidiaries. Transfers of vessel owning subsidiaries from GasLog are accounted for as a reorganization of entities under common control and the Partnership’s consolidated financial statements are restated to reflect such subsidiaries from the date of their incorporation by GasLog as they were under the common control of GasLog.

GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership necessary to understand the underlying basis for the calculations of the quarterly distribution and the earnings per unit, which similarly exclude the results of vessels prior to their transfer to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

	For the three months ended December 31, 2015			For the year ended December 31, 2015
(All amounts expressed in U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	6,210,277	51,953,449	58,163,726	55,263,028	168,926,838	224,189,866
Vessel operating costs	(1,434,013)	(10,307,862)	(11,741,875)	(14,083,683)	(33,656,209)	(47,739,892)
Voyage expenses and commissions	(77,629)	(642,259)	(719,888)	(876,844)	(2,101,816)	(2,978,660)
Depreciation	(1,446,842)	(11,155,470)	(12,602,312)	(13,990,186)	(35,981,006)	(49,971,192)
General and administrative expenses	(139,082)	(2,664,176)	(2,803,258)	(1,140,324)	(10,383,049)	(11,523,373)
Profit from operations	3,112,711	27,183,682	30,296,393	25,171,991	86,804,758	111,976,749
Financial costs	(1,011,096)	(6,886,128)	(7,897,224)	(9,423,000)	(21,788,539)	(31,211,539)
Financial income	145	1,577	1,722	4,371	24,164	28,535
Gain/(loss) on interest rate swaps	792,323	—	792,323	(3,144,422)	—	(3,144,422)
Total other expenses, net	(218,628)	(6,884,551)	(7,103,179)	(12,563,051)	(21,764,375)	(34,327,426)
Profit for the period	2,894,083	20,299,131	23,193,214	12,608,940	65,040,383	77,649,323

	For the three months ended December 31, 2016			For the year ended December 31, 2016
(All amounts expressed in U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	1,932,571	55,977,994	57,910,565	22,312,784	206,424,341	228,737,125
Vessel operating costs	(341,608)	(10,844,879)	(11,186,487)	(4,531,071)	(43,478,990)	(48,010,061)
Voyage expenses and commissions	(28,822)	(706,304)	(735,126)	(283,575)	(2,841,085)	(3,124,660)
Depreciation	(486,191)	(12,062,056)	(12,548,247)	(4,783,496)	(45,230,263)	(50,013,759)
General and administrative expenses	(48,848)	(2,793,942)	(2,842,790)	(491,128)	(11,219,570)	(11,710,698)
Profit from operations	1,027,102	29,570,813	30,597,915	12,223,514	103,654,433	115,877,947
Financial costs	(385,625)	(8,420,637)	(8,806,262)	(6,015,754)	(30,186,686)	(36,202,440)
Financial income	—	53,280	53,280	1,387	179,068	180,455
Gain/(loss) on interest rate swaps	—	3,622,992	3,622,992	(6,136,278)	3,622,992	(2,513,286)
Total other expenses, net	(385,625)	(4,744,365)	(5,129,990)	(12,150,645)	(26,384,626)	(38,535,271)
Profit for the period	641,477	24,826,448	25,467,925	72,869	77,269,807	77,342,676
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EXHIBIT III

Non-GAAP Financial Measures:

EBITDA is defined as earnings before interest income and expense, gain/loss on interest rate swaps, taxes, depreciation and amortization. Adjusted Profit represents earnings before (a) non-cash gain/loss on interest rate swaps that includes unrealized gain/loss on interest rate swaps held for trading and recycled loss of cash flow hedges reclassified to profit or loss and (b) write-off of unamortized loan fees, if any. EBITDA and Adjusted Profit, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assists our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA and Adjusted Profit assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA, interest, gain/loss on interest rate swaps, taxes, depreciation and amortization; and in the case of Adjusted Profit, non-cash gain/loss on interest rate swaps and write-off of unamortized loan fees, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA and Adjusted Profit have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to profit, profit from operations, earnings per unit or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that it does not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements. It is not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

EBITDA is presented on the basis of IFRS Common Control Reported Results and Partnership Performance Results. Partnership Performance Results are non-GAAP measures. The difference between IFRS Common Control Reported Results and Partnership Performance Results are results attributable to GasLog.

Certain numerical figures included in this press release have been rounded. Discrepancies in tables between totals and the sums of the amounts listed may occur due to such rounding.

Reconciliation of EBITDA to Profit:

(Amounts expressed in U.S. Dollars)

	For the three months ended
	IFRS Common Control Reported Results		Partnership Performance Results
	December 31, 2015	December 31, 2016	December 31, 2015(1)	December 31, 2016(1)
Profit for the period	23,193,214	25,467,925	20,299,131	24,826,448
Depreciation	12,602,312	12,548,247	11,155,470	12,062,056
Financial costs	7,897,224	8,806,262	6,886,128	8,420,637
Financial income	(1,722)	(53,280)	(1,577)	(53,280)
Gain on interest rate swaps	(792,323)	(3,622,992)	—	(3,622,992)
EBITDA	42,898,705	43,146,162	38,339,152	41,632,869

	For the year ended
	IFRS Common Control Reported Results		Partnership Performance Results
	December 31, 2015	December 31, 2016	December 31, 2015(2)	December 31, 2016(1)
Profit for the year	77,649,323	77,342,676	65,040,383	77,269,807
Depreciation	49,971,192	50,013,759	35,981,006	45,230,263
Financial costs	31,211,539	36,202,440	21,788,539	30,186,686
Financial income	(28,535)	(180,455)	(24,164)	(179,068)
Loss/(gain) on interest rate swaps	3,144,422	2,513,286	—	(3,622,992)
EBITDA	161,947,941	165,891,706	122,785,764	148,884,696
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Reconciliation of Adjusted Profit to Profit:

(Amounts expressed in U.S. Dollars)

	For the three months ended
	IFRS Common Control Reported Results		Partnership Performance Results
	December 31, 2015	December 31, 2016	December 31, 2015(1)	December 31, 2016(1)
Profit for the period	23,193,214	25,467,925	20,299,131	24,826,448
Non-cash gain on interest rate swaps	(1,373,905)	(4,171,800)	—	(4,171,800)
Adjusted Profit	21,819,309	21,296,125	20,299,131	20,654,648

	For the year ended
	IFRS Common Control Reported Results		Partnership Performance Results
	December 31, 2015	December 31, 2016	December 31, 2015(2)	December 31, 2016(1)
Profit for the year	77,649,323	77,342,676	65,040,383	77,269,807
Non-cash loss/(gain) on interest rate swaps	699,886	887,379	—	(4,171,800)
Write-off of unamortized loan fees	—	2,434,486	—	—
Adjusted Profit	78,349,209	80,664,541	65,040,383	73,098,007

Distributable Cash Flow

Distributable cash flow with respect to any quarter means EBITDA, as defined above for the Partnership Performance Results, after considering financial costs for the period, excluding amortization of loan fees, estimated drydocking and replacement capital reserves established by the Partnership. Estimated drydocking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenue generated by our capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to profit or any other indicator of the Partnership’s performance calculated in accordance with GAAP. The table below reconciles Distributable cash flow to Profit for the period attributable to the Partnership.

Reconciliation of Distributable Cash Flow to Profit:

(Amounts expressed in U.S. Dollars)

	For the three months ended		For the year ended
	December 31, 2015(1)	December 31, 2016(1)	December 31, 2015(2)	December 31, 2016(1)
Partnership’s profit for the period	20,299,131	24,826,448	65,040,383	77,269,807
Depreciation	11,155,470	12,062,056	35,981,006	45,230,263
Financial costs	6,886,128	8,420,637	21,788,539	30,186,686
Financial income	(1,577)	(53,280)	(24,164)	(179,068)
Gain on interest rate swaps	—	(3,622,992)	—	(3,622,992)
EBITDA	38,339,152	41,632,869	122,785,764	148,884,696
Cash interest expense excluding amortization of loan fees	(6,113,938)	(7,990,628)	(19,484,260)	(26,929,219)
Drydocking capital reserve	(2,669,872)	(2,324,163)	(8,337,880)	(8,829,288)
Replacement capital reserve	(7,014,530)	(7,776,810)	(22,709,992)	(29,467,497)
Distributable cash flow	22,540,812	23,541,268	72,253,632	83,658,692
Other reserves(3) (4)	(6,829,147)	(3,992,025)	(16,066,793)	(14,243,693)
Cash distribution declared	15,711,665	19,549,243	56,186,839	69,414,999

(1) Excludes amounts related to GAS-seven Ltd. (the owner of the GasLog Seattle) for the period prior to its transfer to the Partnership on November 1, 2016. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements for the three months and the years ended December 31, 2015 and December 31, 2016 because the transfer to the Partnership was accounted for as a reorganization of entity under common control under IFRS, GAS-seven Ltd. was not owned by the Partnership prior to its transfer to the Partnership in November 2016, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfer.

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(2) Excludes amounts related to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. (the owners of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively) for the period prior to their transfer to the Partnership on July 1, 2015 and the amounts related to GAS-seven Ltd. (the owner of the GasLog Seattle) for the period prior to its transfer to the Partnership on November 1, 2016. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfers to the Partnership were accounted for as a reorganization of entities under common control under IFRS, (i) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. were not owned by the Partnership prior to their transfer to the Partnership in July 2015 and (ii) GAS-seven Ltd. was not owned by the Partnership prior to its transfer to the Partnership in November 2016, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

(3) Refers to reserves (other than the drydocking and replacement capital reserves) for the proper conduct of the business of the Partnership and its subsidiaries (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership and its subsidiaries). For the three months and the year ended December 31, 2015, the other reserves amount above has been reduced by $5,173 and $56,064 of foreign exchange losses.

(4) For the three and twelve months ended December 31, 2016, the cash distribution declared and the other reserves have been affected by $1,921,882 payable in respect of the units to be issued in the Partnership’s equity offering expected to be completed on January 27, 2017. After giving effect to the aforementioned equity offering, the Q4 2016 distribution coverage ratio will decrease from 1.34 to 1.20.

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